UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-35466

GasLog Ltd.
(Translation of registrant's name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        The press release issued by GasLog Ltd. on August 2, 2018 relating to its results for the second quarter of 2018 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

        Exhibit 99.2 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-194894 and 333-210169), initially filed with the Securities and Exchange Commission (the "SEC") on March 28, 2014 and March 14, 2016, respectively, as amended, and the registration statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated August 2, 2018
99.2	Financial Report for the Three and Six Months Ended June 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operation
Unaudited Condensed Consolidated Financial Statements
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018
GASLOG LTD.,
	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer